Mail Stop 3561

June 16, 2008

Doyle R. Simons
Chairman of the Board and Chief Executive Officer
Temple-Inland Inc.
1300 MoPac Expressway South
3rd Floor
Austin, TX 78746

      Re: Temple-Inland Inc.
             Form 10-K for Fiscal Year Ended December 29, 2007
             Filed February 27, 2008
             File No. 001-08634
             Definitive Proxy Statement on Schedule 14A
             Filed March 25, 2008
             File No. 001-08634

Dear Mr. Simons:

      We have completed our review of your filings and have no further comments at this time.

                  Sincerely,

                  John Reynolds
                  Assistant Director
                  Office of Beverages, Apparel and
                  Healthcare Services